SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated February 11, 2008 with the report for the six-month periods ended on December 31, 2007 and on December 31, 2006 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated February 11, 2008, the Company reported its Financial Statements for the six-month periods ended on December 31, 2007 and 2006:

	12/31/07	12/31/06
Ordinary Period Result
(six-month period): profit	48,691,161	40,200,036
Extraordinary Period Result
(six-month period): profit	—	—
Period Profit	48,691,161	40,200,036

Net Worth Composition:
Capital stock	78,206,421	78,206,421
Integral adjustment of capital	84,620,909	84,620,909
Premium on shares and own shares negotiation	522,805,043	522,805,043
Technical revaluations	3,952,571	3,952,571
Reserve for new projects	62,508,872	57,376,529
Legal reserve	16,092,018	12,889,190
Retained earnings	48,691,161	40,200,036
Total Net Worth	816,876,995	800,050,699

In accordance with Article o), Section 63 of the Bolsa de Comercio de Buenos Aires rules, we inform you that, as of the closing date of the six-month period financial statements, the Company’s Capital is of Ps. 78,206,421, divided into 782,064,214 non endorsable ordinary shares of face value Ps. 0.10 each, and with one vote each, as follows:

• IRSA Inversiones y Representaciones Sociedad Anónima	48,862,668	62.5%
• Parque Arauco Argentina S.A.	15,258,970	19.5%
• Parque Arauco S.A.	5,733,855	7.3%
• Sociedad Inversora Int. Parque Arauco S.A.	2,118,870	2.7%
• Other Shareholders	6,232,058	8.0%

In addition, according to Article p), Section 63 of such rules, we inform you that in case that all our holders convert all their convertible notes, the amount of shares would increase to 223,971,650 non endorsable ordinary shares of face value Ps. 0.10 each, and with one vote each, as follows:

• IRSA Inversiones y Representaciones Sociedad Anónima	146,820,267	65.6%
• Parque Arauco Argentina S.A.	15,268,643	6.8%
• Parque Arauco S.A.	5,733,855	2.6%
• Sociedad Inversora Int. Parque Arauco S.A.	49,863,617	22.3%
• Other Shareholders	6,285,268	2.7%

For this calculation, the conversion price considered was 0.3240.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: February 11, 2008